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U.S. Shipping Partners L.P.
399 Thornall Street, 8th Floor
Edison, New Jersey 08837

October 25, 2004

VIA FAX AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

  Re:
  U.S. Shipping Partners L.P.
  Acceleration Request
  Registration Statement No. 333-118141

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, U.S. Shipping Partners L.P. (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, Registration No. 333-118141, to 4:00 p.m. on October 28, 2004 or as soon thereafter as practicable. In addition, the Registrant requests that its Registration Statement on Form 8-A, Registration No. 001-32326, be declared effective at the same time the Registration Statement on Form S-1 is declared effective.

        If you require additional information, please call Roy Goldman at (212) 318-3219 or Yvan-Claude Pierre at (212) 318-3084.

Very truly yours,
U.S. SHIPPING PARTNERS L.P.
By:	US Shipping General Partner LLC, its General Partner
By:	/s/ ALBERT E. BERGERON Name: Albert E. Bergeron Title: Vice President—Chief Financial Officer

CITIGROUP

October 25, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
U.S. Shipping Partners L.P.
Common Units Representing Limited Partner Interests
Registration Statement Form S-1 (File No. 333-118141)

Dear Sirs:

In connection with the proposed offering of the Common Units registered on the above-captioned Registration Statement, we wish to advise you that we hereby join with the Registrant's request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 28, 2004 at 4:00 p.m. (New York City time) or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: October 22, 2004.
(ii)	Dates of distribution: October 22, 2004 — October 25, 2004
(iii)	Number of prospective underwriters: 5
(iv)	Number of prospectuses distributed under (iii) above: approximately 26,450
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.)

Very truly yours,

Citigroup Global Markets Inc.

/s/ MARTHA BAILEY

Martha Bailey
Senior Vice President

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U.S. Shipping Partners L.P. 399 Thornall Street, 8th Floor Edison, New Jersey 08837